                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            SEVEN J STOCK FARM, INC.
                           Common Stock, $1 par value
                               CUSIP # 817851-10-8

                            John R. Parten, President
                            Seven J Stock Farm, Inc.
                       16945 Northchase Drive, Suite 1800
                              Houston, Texas 77060
                                  281-874-2101

This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934
        ("the Act").
b. / /  The filing of a registration statement under the Securities Act of 1933.
c. / /  A tender offer.
d. / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee

 Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
 $ 202,280                                $ 18.61

* The "Transaction Valuation" amount referred to above is approximately the product of 52 fractional shares of new common stock to be purchased and $3,890, the cash price per share to be paid for fractional shares of new common stock.

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** In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by ..000092.

/ / Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:____________
     Form or Registration Number:_______
     Filing Party:______________________
     Date Filed:________________________

                                  INTRODUCTION

This Going-Private Transaction Statement (the "Statement") is being filed by SEVEN J STOCK FARM, INC., a Texas corporation (the "Company"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and Rule 13e-3 thereunder in connection with a 1 for 1,000 reverse split of the Company's common stock, par value $1 (the "Common Stock"), with a cash payment of $3.89 per share of old Common Stock in lieu of fractional shares (the "Reverse Stock Split"). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.

A preliminary proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of the Shareholders (the "Proxy Statement") is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

Item 1. SUMMARY TERM SHEET

This summary highlights selected information concerning the Reverse Stock Split and may not contain all of the information that is important to you. To better understand the terms and conditions of the Reverse Stock Split, as well as the consequent amendments to our Articles of Incorporation, you should carefully read this entire document and the Proxy Statement, their attachments and the other documents to which we refer.

Please refer to the Proxy Statement under the caption "PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS TO BE HELD DECEMBER 12, 2002" for additional information.

WHY IS THE COMPANY PROPOSING A REVERSE STOCK SPLIT?

The one for one thousand Reverse Stock Split and purchase of fractional shares resulting has been unanimously approved by our Board of Directors and is proposed to take us private by reducing the number of shareholders of record to fewer than 300, thereby: (i)

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relieving us of the costs of filing public documents, (ii) relieve the Company from the ongoing and increasing risks and obligations of regulation under the Securities Exchange Act of 1934, as amended, and (iii) allowing us to continue our long-term business plans. As a private company, we will no longer be able to sell shares of common stock which are freely tradable.

Please refer to the discussion set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT."

WHAT WILL I RECEIVE IF THE REVERSE STOCK SPLIT IS APPROVED?

If the Reverse Stock Split is approved by the shareholders and implemented:

     -Each share of existing Common Stock will be exchanged for 1/1,000 of a share of new common stock, par value $1,000 (the "New Common Stock").

     -No new certificates representing fractional shares will be issued. Instead, fractional shares will be purchased from holders at a rate of $3,980 per whole share of New Common Stock. This transaction will not involve commissions or transaction fees that would be charged if you sold shares on the open market. We estimate that up to an aggregate of approximately $202,280 will be paid to approximately 695 of our shareholders for their resulting fractional shares.

A detailed discussion is set forth in the Proxy Statement under the captions "EXCHANGE OF CERTIFICATES AND PAYMENT OF FRACTIONAL SHARES," "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS," and "FEDERAL INCOME TAX CONSEQUENCES."

HOW WILL THE ARTICLES OF INCORPORATION BE AMENDED?

Our Articles of Incorporation will be amended to reduce the number of authorized shares of our common stock in the same one for one thousand for one ratio, from 1,500,000 shares to 1,500 authorized shares, which is in proportion to the Reverse Stock Split.

See the information set forth in the Proxy Statement under the caption "PROPOSAL-REVERSE STOCK SPLIT AND RELATED AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION."

WHAT DOES GOING PRIVATE MEAN?

If the Reverse Stock Split is approved, after the transaction is completed, there will be fewer than 300 shareholders of record of our Common Stock remaining and registration of our common stock under the Securities Exchange Act of 1934, as amended, will be terminated. As a result, after the registration is terminated, our common stock will no

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longer be traded over-the-counter in the Pink Sheets, and there will be no public market for the New Common Stock.

Additionally, once our registration is terminated, we will not have to provide our shareholders with information that we currently provide, such as annual, quarterly and other reports required to be filed by us with the Securities and Exchange Commission (the "SEC").

See the Proxy Statement under the caption "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS."

DO I HAVE APPRAISAL OR DISSENTER'S RIGHTS?

Under Texas law, the law governing the Reverse Stock Split, you do not have the right to demand the appraised value of your shares (dissenter's rights) if you vote against the proposed transaction.

More detailed information is set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS."

Item 2. Subject Company Information

     (a) NAME AND ADDRESS. Seven J Stock Farm, Inc. is a Texas corporation with its principal place of business located at 16945 Northchase, Suite 1800, Houston, Texas 77060-2151. The telephone number of its principal place of business is 281-874-2101.

     (b) SECURITIES. As of July 31, 2002, Seven J Stock Farm, Inc. had 1,451,000 shares of issued and outstanding Common Stock, par value $1.00.

     (c) TRADING MARKET AND PRICE. The Company's securities are not traded on any public exchange, but are traded over the counter in the Pink Sheets. There is no established trading market for the securities, except for limited or sporadic quotations. The average trading prices for the previous two years are as follows:

     QUARTER            2002           2001          2000
     -------------------------------------------------------
     First              $ 3.14         $ 2.00        $  4.00
     Second             $ 3.32         $ 2.20        $  4.00
     Third              $ 3.00         $ 3.25        $ 3.625
     Fourth                            $ 3.25        $ 3.625

     (d) DIVIDENDS. The Company has not paid any dividends with respect to any of its securities during the fiscal years ended October 31, 2001 and 2000. Although no restrictions exist for the payment of dividends, any future

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          payment of cash dividends will depend upon the Company's earnings, financial condition, capital requirements, and other factors deemed relevant by the Board of Directors.

     (e) PRIOR PUBLIC OFFERINGS. The Company has not made any underwritten public offerings for cash in the past three years.

     (f) PRIOR STOCK PURCHASES. The Company has not purchased any of the subject securities in the past two years.

Item 3. Identity and Background of Filing Person

     (a) NAME AND ADDRESS. The filing person is the subject company, Seven J Stock Farm, Inc., 16945 Northchase Drive, Suite 1800, Houston, Texas 77060. The Company's phone number is 281-874-2101.

          The executive officers of the Company are:

               John R. Parten, Chairman of the Board and President 16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               R.F. Pratka, Vice President and Treasurer
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               Virginia O. Cortinas, Secretary
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

          The Board of Directors of the Company are:

               John R. Parten
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

               R.F. Pratka
               16945 Northchase Drive, Suite 1800
               Houston, Texas 77060
               281-874-2101

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               William C. Bennett
               P.O. Box 666
               Madisonville, Texas 77864
               936-348-2711

               Bruce Franke
               P.O. Box 557
               Willis, Texas 77378
               936-856-3040

     (b)  BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

     (c)  BUSINESS AND BACKGROUND OF NATURAL PERSONS.

               John R. Parten is currently a Director, President and Chairman of the Company. His principal occupation is the President and Director of Parten Operating, Inc. located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060. In the past five years he has also been a director of the Madison Pipe Line Company, Trinity Valley Pecan Company, Farmers Oil Company, Rainbow Pipe Line Company and The Parten Foundation each of which is located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060.

               R.F. Pratka is principally a Director, Vice President and Treasurer of the Company. In the past five years he has also been a director of the Madison Pipe Line Company, Trinity Valley Pecan Company, Farmers Oil Company, Rainbow Pipe Line Company and The Parten Foundation located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060.

               William C. Bennett is currently a Director of the Company. His principal occupation is President and Director of the Madisonville State Bank located at P.O. Box 666, Madisonville, Texas 77864. Additionally, in the past five years he has been a director for the Madison St. Joseph Health Center, Brazos Valley Affordable Housing Corp., and the Director and President of the Madison County Economic Development Corporation.

               Bruce Franke is currently a Director of the Company. His principal occupation for the last five years is owner of Franke Interests located at P.O. Box 557, Willis, Texas 77378. Mr. Franke also serves on the Board of Directors of Central Natural Resources Board.

               Virginia O. Cortinas was elected Secretary of the Company on March 20, 2001. For the past five years, she has served as the Vice President and Director of Parten Operating, Inc. located at 16945 Northchase Drive, Suite 1800, Houston, TX 77060. She is also on the Board of Directors of Farmers Oil Company, Rainbow Pipe Line Company and Saturn Gas Systems, Inc.

     None of the company's executive officers or directors was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

     None of the Company's executive officers or directors has been a party to a judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     All of the Company's executive officers and directors are citizens of the United States.

     (d)  TENDER OFFER. Not applicable.

Item 4. TERMS OF THE TRANSACTION

     (a) TERMS. The Board of Directors of the Company has approved for presentation to and approval of the shareholders of the Company an amendment to its Articles of Incorporation that would effect a one for one thousand reverse stock split of its Common Stock. A copy of the proposed amendment to the Articles of Incorporation is attached as an exhibit to the Proxy Statement. Pursuant to the proposed amendment, each holder of 1,000 shares of the Company's Common Stock will receive one share of the Company's post split Common Stock (the "New Common Stock"). All shareholders holding fractional shares as of the effective date of the Reverse Stock Split will receive a cash payment for their fractional shares equal to $3,890 per share of New Common Stock in lieu of fractional shares.

          Approval of the transaction will require the affirmative vote of two-thirds of the shares present, in person or by proxy, at the Special Meeting.

          Refer to the information set forth in the Proxy Statement under the captions "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT," "EXCHANGE OF CERTIFICATES AND PAYMENT OF FRACTIONAL SHAREHOLDERS, AND "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" AND "FEDERAL INCOME TAX CONSEQUENCES."

     (b) DIFFERENT TERMS. There are no terms or arrangements in the transaction that treat any Common Stock holders differently from other Common Stock holders.

     (c) APPRAISAL RIGHTS. The shareholders do not have the right to demand the appraised value of their shares (dissenter's rights) in conjunction with the proposed transaction.

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

          Refer to the information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS."

     (d) PROVISIONS FOR UNAFFILIATED SECURITIES HOLDERS. Unaffiliated securities holders will have the right to request copies of the HFBE fairness opinion and the underlying appraisals from Smith, Huddleston, and Hawkins and will have all rights of inspection of the books and records of the Company that they currently have under applicable Texas statutes.

     (e) ELIGIBILITY FOR LISTING OR TRADING. Following the Reverse Stock Split, no securities of the Company will be eligible for trading on an automated quotations system or over the counter.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) TRANSACTIONS. John R. Parten and Robert F. Pratka, officers, directors and shareholders of the Company are co-trustees of the J.R. Parten Ranch Trust, a trust created under the will of J.R. Parten.

          The following is a description of significant related party transactions for the fiscal years ended October 31, 2001 and 2000:


                                                                                YEAR               ENDED
                                                                           (in thousands)
          ----------------------------------------------------------------------------------------------
          DESCRIPTION OF RELATED PARTY TRANSACTIONS:                             2001               2000

          50% share in revenue from gathering systems operated by               $ 632              $ 595
          pipeline company owned by John R. Parten

          50% share of operating expense of gathering systems                   $ 531              $ 541
          operated by pipeline company owned by John R. Parten

          Ranch lease rentals received from the J.R. Parten Ranch               $ 100              $ 100
          Trust created under the will of J.R. Parten

          Allocated salaries, payroll taxes, and other expenses of                  -              $   8
          two part-time employees by a company owned by John R. Parten

          Allocated office salaries, payroll taxes, office rent,                $  36              $  60
          and other office expenses by the Trust under the will of
          J.R. Parten

          Rental income received from:
           Pipeline company owned by John R. Parten                             $   8              $   2
           Company owned by John R. Parten                                      $  37              $  13
           Other related parties                                                $  10              $   2
           Trinity Valley Pecan Co.                                             $  18                  -

          Capital expenditures-equipment and labor charges for                      -              $  16
          construction of irrigation system and central compression and dehydration facility purchases from pipeline company owned by
          John R. Parten.

          The Company borrowed $610,000 on October 28, 2002 from Capital Farm Credit at 6.65% annual interest pursuant to a 15-year note (the "Note"). Only a portion of the proceeds of the Note will be used to fund the going private transaction. Approximately $200,000 of the Note will be used to fund the repurchase of shares pursuant to the going private transaction. The Company will advance $400,000 as capital to Trinity Valley Pecan Company, an entity in which the Company has a 50% ownership interest, in connection with transactions not related to the reverse stock split. The loan was used as a capital contribution which allowed Trinity Valley Pecan Company to repay certain outstanding bank debt (on which the Company was a guarantor and for which guarantee the Company had begun to accrue) and outstanding payables, including approximately $120,000 in outstanding payables owed to the Company. The other 50% owner of Trinity Valley Pecan Company previously advanced an additional $400,000 in capital.

          The information set forth in the 10-KSB for the year ended October 31, 2001 under the caption "DESCRIPTION OF BUSINESS" is incorporated herein by reference.

     (b)  SIGNIFICANT CORPORATE EVENTS. None.

     (c)  NEGOTIATIONS OR CONTACTS. None.

     (d)  AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. None.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) USE OF SECURITIES ACQUIRED. Outstanding shares of the Company's existing Common Stock, par value $1.00, that would otherwise be converted into a fractional share of the Company's New Common Stock, $1,000 par value, will be cancelled; otherwise, no securities will be acquired in the transaction.

     (b)  PLANS.
          1) There are no plans, proposals or negotiations that might result in any extraordinary transactions involving the subject company or its subsidiaries, aside from the going private transaction described herein.
          2) There are no plans, proposals or negotiations that might result in any purchase, sale or transfer of a material amount of assets of the Company.
          3) There are no plans, proposals or negotiations that might result in any change in the present dividend rate or policy, or any indebtedness or capitalization of the Company.
          4) There are no plans, proposals or negotiations that might result in any change in the present board of directors or management of the Company except in the normal course of board member retirement and replacement.
          5) There are no plans, proposals or negotiations that might result in any change in the Company's corporate structure or business.
          6) The securities of the Company are not currently listed on any national securities exchange or quoted on an automated quotations system operated by a national securities association.
          7) The Company has only one class of securities, and, if the Reverse Stock Split is approved, the transaction will result in the securities becoming eligible for termination of registration under Section 12(g)(4) of the Act.
          8) If the transaction is approved, the Company's obligation to file periodic reports under Section 15(d) of the Act will be suspended.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     a)   PURPOSES.
          Refer to the information set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT."

     b)   ALTERNATIVES.

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

          Refer to the information set forth in the Proxy Statement under the captions "BOARD OF DIRECTORS DETERMINATION", "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" and "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL."

     c)   REASONS.
          Refer to the information set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT."

     d)   EFFECTS.
          Refer to the information set forth in the Proxy Statement under the captions "EXCHANGE OF CERTIFICATES AND PAYMENT OF FRACTIONAL SHARES," "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS," and "FEDERAL INCOME TAX CONSEQUENCES."

Item 8.  FAIRNESS OF THE TRANSACTION

     (a)  FAIRNESS.
          Refer to the information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL."

     (b)  FACTORS CONSIDERED IN DETERMINING FAIRNESS.
          Refer to the information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL."

     (c) APPROVAL OF SECURITY HOLDERS. The transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class. The transaction will require the approval of two-thirds of the shares present in person or by proxy at the Special Meeting.

     (d) UNAFFILIATED REPRESENTATIVE. A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of this transaction. Proxy statements for approximately 370 of the 765 shareholders of the Company who would receive fractional shares have been returned with incorrect addresses at least two consecutive years. Due to the large number of unaffiliated shareholders that the Company cannot locate, the Board determined that it was not practical to retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders.

     (e) APPROVAL OF DIRECTORS. This transaction was unanimously approved by the Directors, including all directors who are not employees of the Company.

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

     (f) OTHER OFFERS. There have been no firm offers made by an unaffiliated person during the last two years to merge or consolidate with the Company, acquire significant part of the Company's assets, or acquire a controlling interest of the Company's securities.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     (a)  REPORT, OPINION OR APPRAISAL.
          Refer to the information set forth in the Proxy Statement under the captions REPORTS RELATING TO THE STOCK SPLIT and in Exhibits 1-4 attached hereto.

     (b)  PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.
          Refer to the information set forth in the Proxy Statement under the caption REPORTS RELATING TO THE STOCK SPLIT and in Exhibits 1-4 attached hereto.

     (c)  AVAILABILITY OF DOCUMENTS.
          The Reports of HFBE, Smith, Huddleston and Hawkins are attached as Exhibits 1-4 hereto. The reports are also available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested security holder of the Company or their representative who has been so designated in writing. In addition, the Company will provide a copy of the reports to any interested equity security holder of the Company or their representative who has been so designated in writing upon written request at the expense of the requesting security holder.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The Company has arranged for a loan to finance the payments for fractional shares.

     (b) The Company completed the loan transaction on October 28, 2002, and there are no outstanding material conditions to complete the financing. The Company has no alternative financing plans.

     (c) The cost of the transaction is expected to be approximately $90,000, not including the payment to cashed out shareholders. The expenses of the transaction are estimated as follows:

          Legal fees                         $ 25,000
          Solicitation materials             $  5,000
          Valuation expenses                 $ 50,000
          Accounting expenses                $  5,000
          Mailing expenses                   $  5,000
          -------------------------------------------
          Total                              $ 90,000

          The total number of fractional shares that will be purchased and the total cash to be paid by the Company are unknown. If the transaction had been completed as of April 15, 2002, the cash payment that would have been issued to cashed out shareholders would have been at least $202,280 based on 1,451,000 shares owned by 765 registered shareholders. The actual amounts will depend on the number of cashed out shareholders at the Effective Date of the transaction which may vary from the number identified on April 15, 2002. The Company is not able to determine at this time the number of shareholder accounts with fewer that 1,000 shares held in depositories.

     (d) The Company borrowed $610,000 on October 28, 2002 from Capital Farm Credit pursuant to a 15-year note (the "Note") secured by real estate of the Company. The Note is attached hereto as Exhibit 5. The stated interest rate of the Note is 6.650% and the effective interest rate is 6.8287%. Only a portion of the proceeds of this Note will be used in conjunction with the going private transaction. Of the $610,00 borrowed, approximately $200,000 will be used to fund the repurchase of shares. The Company plans to repay the Note out of the operating cash flow of the Company.

          The remaining proceeds of the Note have been contributed to Trinity Valley Pecan Company, an entity in which the Company has a 50% ownership interest, in connection with transactions not related to the reverse stock split. The loan was used as a capital contribution which allowed Trinity Valley Pecan Company to repay certain outstanding bank debt (on which the Company was a guarantor and for which guarantee the Company had begun to accrue) and outstanding payables, including approximately $120,000 in outstanding payables owed to the Company. The other 50% owner of Trinity Valley Pecan Company previously contributed an additional $400,000 in capital.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  SECURITIES OWNERSHIP.
          The information set forth in the Proxy Statement under the caption "OWNERSHIP OF VOTING SECURITIES OF THE COMPANY" is incorporated herein by reference.

     (b)  SECURITIES TRANSACTIONS. None.

Item 12. THE SOLICITATION OR RECOMMENDATION

As all of the Directors believe this transaction is in the best interest of the Company and all of the unaffiliated shareholders, all of the Directors intend to vote their shares in favor of this transaction. The Board of Directors controls approximately 74.27% of the issued and outstanding stock of the Company.

No Director or executive officer has made a recommendation separate from the unanimous resolutions adopted by the directors either in support of or opposed to this transaction to any other party.

Item 13. FINANCIAL STATEMENTS.

Audited financial statements for the two previous fiscal years required to be filed with the Company's most recent annual report under Sections 13 and 15(d) of the Exchange Act, have been filed with the Company's most recent annual report on Form 10-KSB for the fiscal year ended October 31, 2001 (found under the heading Item 7 Financial Statements) and updated quarterly financial statements have been filed with the Company's most recent quarterly report on form 10-QSB for the quarter ended July 31, 2002. Both financial statements in the 10-KSB and 10-QSB are incorporated herein by reference. The Annual Report was filed on January 29, 2002. The Annual Report for the year ended October 31, 2001 and the Quarterly Report for the quarter ended July 31, 2002 are included with the mailing of the proxy statement to shareholders.

Copies of the Company's reports are available for review from the EDGAR filings obtained through the SEC's Internet Website (http://www.sec.gov). Upon request to the Company's offices at 16945 Northchase Drive, Suite 1800, Houston, Texas 77060, phone 281-874-2101, the Company will provide to any shareholder of the Company, without charge, a copy of any and all documents filed with the SEC incorporated by reference herein that are not included with this Proxy Statement.

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

No person or class of persons are directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with this transaction.

The services of the Company's President, Secretary and other staff will be used in connection with the Reverse Stock Split. These employees will assist in the preparation of documents filed with the SEC as well as the preparation of a shareholders list and other items in conjunction with the Special Meeting.

Item 15. ADDITIONAL INFORMATION.

No additional material is required under this item.

Item 16. EXHIBITS.

Exhibit 1: Opinion Letter of Howard Frazier Barker & Elliott, Inc. dated October 2002
Exhibit 2:  Appraisal of  James Connor Smith, MIA, ARA dated September 18, 2002
Exhibit 3: Estimated Future Reserves and Revenues Report from Huddleston & Co., Inc. dated January 1, 2002
Exhibit 4: Equipment Values from Hawkins James & Still Equipment Co. dated August 19, 2002
Exhibit 5:  Note dated 10/28/02

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ JOHN R.PARTEN
--------------------------------------
John R.Parten, Chairman and President

November 6, 2002

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